07025569

FIRST PACIFIC

RECEIVED

2007 JUL 30 A 11:33

SUPPL

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached filing made by Indofood Agri Resources Limited, a subsidiary of the Company, to the Singapore Stock Exchange, in relation to the entering into of a supplemental agreement to the Shares Agreement.

Dated this 16th day of July, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

7/31

IndoAgri

PT SALIM IVOMAS PRATAMA ENTERED INTO A SUBSCRIPTION OF SHARES AGREEMENT WITH PT MULIA ABADI LESTARI AND PT MITRA INTI SEJATI PLANTATION

The Board of Directors of Indofood Agri Resources Ltd. ("Indofood Agri") refers to its announcement in relation to the conditional Subscription of Shares Agreement ("Shares Agreement") dated 13 March 2007 entered by its subsidiary, PT Salim Ivomas Pratama ("SIMP") with PT Mulia Abadi Lestari ("MAL") and PT Mitra Inti Sejati Plantation ("PT Mitra"), whereby SIMP will subscribe for 66,500,000 new shares in PT Mitra at Rp1,000 per share, amounting to Rp66,500,000,000 (approximately S$11.1 million).

The Board wishes to announce that SIMP has entered into a supplemental agreement to the Shares Agreements with MAL and PT Mitra. Under the Share Agreement as amended by the Supplemental Agreements, the fulfillment or waiver of the conditions precedent set out in the Share Agreement has been extended from 30 June 2007 to 30 September 2007 (or such other date that MAL, PT Mitra and SIMP may agree in writing).

By order of the Board
Indofood Agri Resources Ltd.

Moleonoto Tjang
Director

16 July 2007

"CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.)"

INDOFOOD AGRI RESOURCES Ltd. 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624, Tel. +65 6557 2389, Fax. +65 6557 2387, www.indofoodagri.com
Company Registration No. 200106551G

MARATHON

Asset Management

Orion House
5 Upper St. Martin's Lane
London WC2H 9EA
Telephone: +44 (0) 20 7497 2211
Fax: +44 (0) 20 7497 2399

16 May 2007

Dear Fellow Shareholder of First Pacific Company Ltd

I am writing to urge you, the First Pacific Company shareholders, to vote against Ordinary Resolution 4(i) ~~at~~ the Company's annual general meeting on June 1st 2007 concerning the re-election of ~~the company's CEO,~~ Mr Manny Pangilinan. The Company has a duty to circulate this letter under the Bermuda Companies Act by virtue of Marathon Asset Management's holding on behalf of clients of 204.7 mill shares (6% of the total) and my own personal beneficial interest of 10 mill shares. Our firm is the second largest institutional holder in First Pacific.

Mr Pangilinan is a loyal and long standing CEO of First Pacific. However, we have become convinced that he is not the right person to take the firm through the next several years due to his determination to pursue an acquisition oriented growth strategy as a means of boosting firm value and lowering the share price discount. Our advice, delivered consistently over many years, is that the company should deploy its resources in purchasing its own shares, a strategy which would raise intrinsic value per share and narrow the discount, thereby providing a double benefit to First Pacific shareholders. In contrast acquisition growth only benefits value to the extent that we buy cheaply, now an unlikely outcome six years after the end of the Asian crisis. To the extent acquisitions are funded by share placements, First Pacific's preferred financing strategy, the discount at which the First Pacific shares trade would certainly not narrow; logically it is more likely to increase!

Officially First Pacific claims that it enjoys friendly relationships with owners and welcomes constructive dialogue amongst fellow shareholders. Yet as far as share buybacks go this is not the case. For over four years Marathon has argued that share buybacks should be part of the corporate tool-kit. However such discussions have been rebuffed in a most cursory manner, and not because of any legitimate wishes of the controlling shareholder. Rather management, in the form of Mr Pangilinan, has argued that share buybacks would be ineffective in serving the owners' interest. This is quite an extraordinary argument in view of the recent history at Jardine Matheson where buybacks have raised per-share value and indisputably narrowed the discount, to the point in late 2005 when management has been able to discontinue buybacks on the grounds that the discount had now become immaterial. Such a happy outcome is more than possible in the First Pacific case, if we were to pursue an equivalent strategy. If the company repurchases 5% of its shares annually over the next three years we believe that a share price of HK$ 10 p.s could be achieved comfortably, and with no attendant acquisition risk.

First Pacific shares have recovered substantially in recent years. However the Asian crisis inevitably distorts annualised shareholder return figures, such that even 10 year figures provide unfair measures to incumbent management. For instance, the First Pacific share was as high as HK$ 12.00 in 1996, more than double today's level. Over fifteen years however the picture that emerges is one of Hang Seng Index-like performance but with significantly greater volatility and lower income for shareholders than index fund investment. This is not a ringing endorsement of current management which has been lead by Mr Pangilinan throughout this extended period. The bottom line is that the firm's obvious tendency toward deal-making has not produced superior results.

Please vote against the re-election of Mr Pangilinan at the June 1st meeting (Ordinary Resolution 4(i)). The Board can then commission an independent review of the best strategic options for First Pacific Company for the short, medium and long term.

Please vote against the adoption of the Ordinary Resolutions 7 and 9 regarding the issue of First Pacific shares, as this is a critical enabler of management's ability to finance acquisitions.

Yours sincerely,

Jeremy Hosking
Founder, Marathon Asset Management LLP

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

23 May 2007

Dear Shareholders,

I am writing to you on behalf of the Board of First Pacific and as the controlling stakeholder of the Liem Investor concert party which holds 44.23% of First Pacific's share capital.

We have received a letter from Mr. Jeremy Hosking of Marathon Asset Management LLP, a fund based in London that holds approximately 6% of First Pacific's share capital on behalf of its clients. That letter is being circulated to all shareholders and the Board of First Pacific believes it would be appropriate to also provide shareholders with its general position.

We don't agree with the proposals put forward by Mr. Hosking in his letter and we are writing to explain why. This position is based on careful consideration of First Pacific's circumstances and on expert advice.

The Board of First Pacific regularly reviews all strategic options and tools available to it to act in the best interests of all shareholders in building sustainable long-term shareholder value. As the circumstances of the company or the markets have changed, we have demonstrated a proven track record in recent years of adjusting company strategy accordingly in line with this objective.

The Board has determined that the most effective strategy to currently deliver sustainable shareholder value is through a combination of:

- driving organic efficiencies and growth in our invested companies; and
- the execution of strategic acquisitions, either directly by First Pacific or through subsidiaries and affiliated companies, where the price is deemed attractive based on the potential to derive significant upside in the future.

This dual strategy, as executed by our management team, has delivered very positive results on behalf of shareholders in recent years and has helped build the value profile of First Pacific.

The Board would like to draw your attention to the performance of First Pacific over the past five years:

- First Pacific's share price has risen by more than 320 per cent over the last five years, significantly outperforming the Hang Seng index which rose 75 per cent over the corresponding period
- since the end of 2001, First Pacific's total equity has risen by 245 per cent to US$1.03 billion and net assets, as adjusted to reflect prevailing market values at the end of 2006, have increased by 303 per cent to US$2.81 billion
- since acquisition, our active participation has contributed to significant progress made by both PT Indofood Sukses Makmur Tbk (Indofood) and Philippine Long Distance Telephone Company (PLDT). Both have consolidated their leadership positions in their respective sectors and geographies and have delivered strong profit growth with PLDT delivering US$616 million in profit in 2006, 60 per cent of which was returned to shareholders as dividends, and Indofood producing US$85 million in profit, up 65 per cent on the previous year
- with regard to balancing the creation of long-term growth and more immediate cash returns to our shareholders, First Pacific increased its 2006 dividend per share payout by 83 per cent compared to the previous year.

The Board believes that these achievements, and the improvement in the fundamental strength of the company, validate the current strategy we have chosen to pursue on behalf of shareholders. In recent meetings with investors, as part of our approach in providing open access and the opportunity for constructive dialogue with the Board and management of the company, we received considerable support for the view that the current strategy is appropriate for this phase of the company's growth and the current market dynamics, particularly in the emerging markets of Asia.

Based on our most recent Board review, conducted in May 2007, and the advice of our advisers, the Board has determined that the best course of action to increase long-term shareholder value is a continuation of the current strategy for growth.

24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
Tel: (852) 2842 4388 Fax (852) 2845 9243 Email: info@firstpac.com.hk Web: www.firstpacco.com
(Incorporated in Bermuda with limited liability)

敬啟者：

本人代表第一太平董事會及作為擁有第一太平44.23%股本之林氏投資者一致行動人士的控股權股東致函　閣下。

本公司接獲倫敦基金Marathon Asset Management LLP（代表其客戶持有第一太平約6%股本）的Jeremy Hosking先生來函。該函件已寄發予全體股東，而第一太平董事會認為有必要向股東表明其整體立場。

本公司並不同意Hosking先生於其函件中提出的建議，故謹此致函解釋原委。此立場乃經審慎考慮第一太平現在情況及專家意見而作出。

第一太平董事會定期檢討各項現有策略方案及其實踐方法，從而以所有股東最佳利益行事，為股東締造持續之長遠價值。隨著本公司的情況或市場轉變，本公司亦相應調整公司策略以配合此目標。從近年表現所顯示，本公司在這方面獲得驕人成績。

董事會確認結合以下各項乃現時為股東提供持續價值的最有效策略：

- 推動提升本公司所投資的公司之實質效益及增長；及
- 透過第一太平或其附屬公司及聯號公司，就具有強大增長潛力而被視為價格吸引的項目直接進行策略收購。

本公司管理層人員實行此雙向策略，近年已為股東帶來令人鼓舞之業績，並有助建立第一太平之價值。

董事會懇請　閣下注意第一太平過去五年的表現：

- 第一太平的股價於過去五年上升超過320%，遠超恒生指數於同期間上升75%的表現
- 自二零零一年年底以來，第一太平之股東權益總額增加245%至10.3億美元，而於二零零六年年底，經調整以反映當時市值後之資產淨值則增加303%至28.1億美元
- 自收購以來，PT Indofood Sukses Makmur Tbk (Indofood)及Philippine Long Distance Telephone Company (PLDT)均受惠於本公司的積極參與，其業務均取得重大進展。該兩家公司在各自的行業及經營地區均已取得鞏固的領導地位，並同時錄得強勁溢利增長。於二零零六年，PLDT錄得溢利6.16億美元，其中60%已透過派發股息回饋股東，而Indofood則錄得溢利8千5百萬美元，較上一年度增加65%
- 為平衡締造長遠增長及為本公司股東帶來更高現金回報，第一太平已於二零零六年增加每股派息率，較上一年度高出83%。

董事會相信此等成就，以及本公司已提升的基礎實力，均能確立本公司代表各股東目前選擇推行的策略。本公司一向提供公開途徑及機會以便能與董事會及本公司管理層進行具建設性對話，於最近與投資者聚會中，投資者確認現行策略適合本公司現階段發展及市場趨勢，尤其於亞洲區內之新興市場，故獲得投資者鼎力支持。

根據本公司於二零零七年五月進行之最近期董事會檢討，以及專業顧問之意見，董事會已確定繼續現行發展策略最能提升長遠之股東價值。

END